Dolly Varden Silver's 120 meter Step-Out at the Wolf Vein
Intersects 379 g/t Silver over 21.69 meters, Including: 1,804
g/t Silver over 1.67 meters

VANCOUVER, BC, January 07, 2025, Dolly Varden Silver Corporation (TSXV: DV) (OTC: DOLLF) (FRK: DVQ1) (the "Company" or "Dolly Varden") is pleased to announce infill, step-out and resource expansion drilling results from the Wolf Vein.  Drill hole DV24-421 is a significant 120 meter step-out down the plunge of the high grade silver zone and intersected 379 g/t Ag, 0.64% Pb and 0.66% Zn over 21.69 meters. The consistent thickness and silver grade of the mineralized zone remains wide open for expansion as it plunges to the southwest.

DV24-421 is the southernmost hole completed to date; results have delivered consistent wide, potentially underground bulk-mineable intervals. These include recently reported step-out results completed during the 2024 season, including previously released: DV24-416, intersecting and 654 g/t Ag / 0.47% Pb / 0.57% Zn over 21.48 meters and DV24-408, intersecting 513 g/t Ag / 2.95% Pb / 1.82% Zn over 27.19 meters (see Dolly Varden Silver's News Release, dated September 9, 2024). This drilling has expanded the plunge of the silver mineralization to over 1,100 meters at the Wolf Vein. Further expansion drilling will be a priority during the Company's fully funded 2025 drilling program.

Additionally, included in this release are results from follow-up exploration drilling from multiple prospects on the Dolly Varden Project Area. The Company's successful 2024 exploration drill program at the Kitsault Valley Project was expanded to 32,000 m from the initial planned 25,000 m.

Wolf Vein Drilling

Highlights include:

  DV24-421 - 120m step-out: 379g/t Ag, 0.64% Pb and 0.66% Zn over 21.69 meters, including 1,804 g/t Ag, 4.36% Pb and 3.10% Zn over 1.67 meters.
  DV24-406 - infill: 465 g/t Ag, 0.49% Pb and 0.22% Zn over 7.67 meters, including 1,416 g/t Ag, 1.56% Pb and 0.51% Zn with 0.24 g/t Au over 1.00 meters.
  DV24-413 - lower extension: 374g/t Ag, 0.54% Pb and 0.82% Zn over 9.70 meters, including 975 g/t Ag, 0.36% Pb and 2.28% Zn over 2.30 meters. Individual Pb/Zn veins in the footwall to the main Wolf Vein graded 130 g/t Ag, 2.48% Pb, 14.65% Zn over a length of 2.07 meters.
  DV24-415 - upper extension: 357 g/t Ag, 0.52% Pb and 0.41% Zn over 9.17 meters, including 2,034 g/t Ag, 3.47% Pb and 0.18% Zn over 1.15 meters.

* intervals shown are core length. Estimated true widths vary depending on intersection angles and range from 55% to 70% of core lengths, further modelling of the new intersections is needed before true widths can be estimated.

"Following our recently released, high-grade results from the Homestake Silver Deposit, these step-out drilling results from the Wolf Vein demonstrate the exceptional growth potential from the multiple deposits and exploration prospects that comprise the Kitsault Valley Project, "said Shawn Khunkhun, CEO of Dolly Varden Silver. "At Wolf, we continue to expand the extent of strong mineralization, veining and alteration as we get closer to the Torbrit Silver deposit, located 1,000 meters to the south."

This release includes the final 13 holes of the total 22 drill holes (9,731 meters) completed at the Wolf Vein in the 2024.  Six of the drill holes from this release are from the Wolf directional drilling program (Table 3). Directional drilling technology was used to precisely target areas for vertical extension and infill of the high-grade silver mineralized plunge.

Additionally, the final 17 of the total 19 drill holes (5,815 meters) from several other prospects on the Dolly Varden portion of the Kitsault Valley Project are reported in this release (Table 4).

Figure 1.  Longitudinal Section of Wolf Vein looking west, with mineralization envelope in red. Plunge of high-grade silver mineralization has been extended over 180 meters from 2023 limit (shown in red) and expanded vertically over 100m vertical extent with 2024 step out holes. Drill holes from this release shown with white halo on Hole ID label.

Wolf Drilling

The 2024 drilling program at Wolf was comprised of step-out exploration drilling, extension/definition of the vertical extent of the high-grade silver plunge and infill within areas of wide spaced drilling. Complete results are presented in Table 1.

Drill hole DV24-405 tested the vertical extent and targeted the upper area of high-grade silver plunge mineralization, intersecting the Wolf Main Zone with 12.58 meters averaging 227 g/t Ag / 0.38% Pb / 0.12% Zn and demonstrating that base metals decrease vertically up dip. This intercept includes high-grade vein breccias, including:953 g/t Ag over 1.00m and 536 Ag over 0.85m.

Drill hole DV24-406 is an infill hole, intersecting mineralization approximately 45m below previously reported Wolf Extension discovery hole DV21-273 and 70m above previously released DV24-402. This hole intersected the Wolf Vein grading 465 g/t Ag / 0.49% Pb / 0.22% Zn over a length of 7.67 meters, including a 1.00 meter interval grading 1,416 g/t Ag / 1.56% Pb / 0.51% Zn and 0.24 g/t Au.

Drill hole DV24-407 tested a potentially parallel, deep zone approximately 33 meters east of drill hole DV22-311, intersecting the structure and associated alteration with a vein grading 202 g/t Ag over 1.53m along with elevated zinc grades, which was also encountered in adjacent drill holes.

Drill hole DV24-411 tested the vertical extent and targeted the upper area of the high-grade silver plunge and intersected the Wolf structure and associated alteration further up-dip. Vein style mineralization was intersected over 1.08 meters, grading 332 g/t Ag with high base metal grades of 1.24% Pb and 3.29% Zn.

Drill hole DV24-413 was drilled to test the down-dip extent of the high-grade plunge, approximately 50 meters from DV24-410 (previously reported) and below DV24-405 (reported above). The hole encountered 25.00m of 0.17% Zn in the hanging wall alteration. Drill hole DV24-413 intersected 9.70 meters averaging 374 g/t Ag along with strong base metals; this wide, central portion of the high-grade silver plunge was encountered approximately 30 meters up plunge from DV24-410.

Drill holes DV24-417, 418 tested the down-dip extent of the silver mineralization, intersecting the Wolf structure below the wider plunge but still showing intervals with strong zinc values over narrower intervals.

Drill holes DV24-419, 420 tested for extensions to previously released drill hole DV22-329, which intersected 24,997 g/t Ag, 1.24% Pb and 0.35% Zn over 0.35 meters (February 06, 2023). DV24-420 intersected a post-mineralization dyke and DV24-419 intersected a strong alteration zone with 201 g/t Ag over 0.99 meters.  The intercept in DV22-329 remains open for expansion.

Drill hole DV24-421 is a 120m step-out to the south along the plunge of the high-grade silver zone (75 meters along strike) from previously released drill hole DV24-409. This hole was drilled towards the west from the Wolf access road that connects the historic Torbrit Mine to the Wolf exploration adits, intersecting 379g/t Ag, 0.64% Pb and 0.66% Zn over 21.69 meters.

Drill holes DV24-425, 426 filled a gap above the projected silver mineralization, testing for a connection between the Wolf Vein and of the Wolf Extension below the sediment cap. The potassic alteration with zinc halo within the host structure was observed in drill core, with narrow silver-bearing veins along with anomalous base metal signature.

Figure 2.  Plan of Wolf Vein mineralized zone (in red) highlighting 2024 drilling with lithology shown on drill trace-    grey: sedimentary rock, green: volcanic rock, pink/red: mineralization.  Drill holes reported in this release are shown with white halo on Hole ID label. Step-out drill hole DV24-421 was collared from the Wolf Access Road.

Wolf Vein

The Wolf Vein is hosted in Jurassic-age Hazelton Formation volcanic rocks and is interpreted as a structurally controlled, multi phased, epithermal vein and vein breccias that occur along a southwest plunging zone of  high grade silver mineralization. Native silver, pyargerite, argentite and argentiferous galena are hosted in multiple phases of silica and iron carbonate veins and breccias. The extention of the mineralization, discovered underneath the sedimentary rock cap to the south west of the outcropping Wolf Vein has a plunge extent of over 1,100 meters at approximately -45° to the southwest.

Figure 3.    Drill core of Wolf Vein and Vein Breccia in DV24-421, showing interval 762m to 767m with multiple veining events and low pressure textures. Mineralization includes: argentiferous galena, honey sphalerite, pyrite and native silver, part of sample grading 1,804 g/t Ag, 4.36% Pb, 3.10% Zn

Table 1: Completed Assays from 2024 Wolf Vein Drilling

Hole ID	From (m)	To (m)	Length (m)*	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)
DV24-405	635.00	677.36	42.36	131	0.15	0.12
Main Vein	635.00	647.58	12.58	227	0.38	0.12
including	651.08	652.08	1.00	953	0.06	0.09
and	657.26	658.11	0.85	536	0.16	0.11
DV24-406	363.03	370.70	7.67	465	0.49	0.22
including	363.76	368.26	4.50	744	0.77	0.25	0.13
including	364.26	365.26	1.00	1,416	1.56	0.51	0.24
DV24-407	672.68	678.30	5.62	35	0.44	0.40
Deep Vein	706.28	709.15	2.87	189	0.25	1.11
including	707.07	708.60	1.53	303	0.27	1.21
DV24-411	522.12	523.20	1.08	332	1.24	3.29
DV24-413	698.35	699.49	1.14	337	7.11	5.34
Entire Zone	734.46	757.28	22.82	198	2.42	1.92
Main Vein	734.46	744.16	9.70	374	0.54	0.82
including	734.96	737.26	2.30	975	0.36	2.28
including	734.96	735.46	0.50	1,685	0.91	9.92
including	736.52	737.26	0.74	1,045	0.35	0.13	0.13
Pb/Zn Veins	746.70	748.77	2.07	130	2.48	14.65	0.11
Pb/Zn Veins	746.70	747.20	0.50	179	4.82	30.00	0.10

Pb/Zn Veins	751.66	753.16	1.50	126	11.14	1.83	0.14
Pb/Zn Veins	756.41	757.28	0.87	201	30.78	0.30	0.10
DV24-415	503.75	518.80	15.05	244	0.46	0.21
including	509.63	518.80	9.17	354	0.52	0.41
	510.13	513.53	3.40	868	1.31	0.12
including	510.88	512.03	1.15	2,034	3.47	0.18	0.11
DV24-417	570.80	573.00	2.20	2	0.12	1.62
DV24-418	551.00	551.60	0.60	1	0.09	1.23
	651.33	652.68	1.35	17	NSV	1.02
DV24-419	71.58	72.57	0.99	201	0.45	0.22
DV24-420	NSV
DV24-421	757.37	779.06	21.69	379	0.64	0.66
Vein 1	757.37	767.80	10.43	556	1.02	1.00
including	759.81	760.49	0.68	1,165	1.33	1.87
including	764.09	765.76	1.67	1,804	4.36	3.10
mid Stockwork	767.80	772.81	5.01	203	0.11	0.11
including	770.59	771.25	0.66	1,185	0.28	0.07
Vein 2	772.81	779.06	6.25	225	0.44	0.53
including	778.56	779.06	0.50	1,525	1.13	1.15
Footwall Stockwork	779.06	788.75	9.69	67	0.72	4.09
DV24-425	NSV
DV24-426	272.14	273.35	1.21	189	0.17	0.19	0.10

*All intervals shown are core length. Estimated true widths vary depending on intersection angles and range from 55% to 70% of core lengths, further modelling of the new interpretation is needed before true widths can be calculated.  NSV = No Significant Values

Exploration Drilling

Areas of Exploration Drilling to follow up on areas of 2023 successes and test geological models in new areas were included in the 2024 drill plan. Significant results from the North Star Deposit and the Red Point prospect warrant follow up drilling during the 2025 program.

Dolly Varden Silver
2024 Exploration Drill
Locations Property Map
DOLLY VARDEN
SILVER CORP
N
Ace Galena
Homestake Ridge
Chance
Moose
Silver
Horde
Western Gold Belt
Wolf
Dolly Varden
Kitsol
Torbit
Red Point
North Star
Geology Legend
Hazelton Volcanics
Basalt
Dacite
Argillite
Sediments
2024 Drillholes w/ Lithology
Pre 2024 Drill Traces
Mineralization Trend
0km
1km
2km

Figure 4 Dolly Varden Property Exploration drilling area location Plan

North Star Deposit

Four drill holes were completed at the North Star Deposit associated with the Torbrit Deposit. These holes were oriented to test the shallow dipping mineralization at a perpendicular intersection angle than historic 1980s underground drilling. The North Star deposit is located approximately 350 meters southwest of the Torbrit Mine and is included in the current Mineral Resource Estimate. Drilling has shown that it is a continuation of stratabound mineralization along the Torbrit Horizon and that there is an increase in base metal mineralization, distal to the silver rich zone at the Torbrit Deposit. Within the mineralization intersected in the 2024 drilling, there are silver rich layers of strong base metal content, such as drill hole DV24-423 which intersected. 432 g/t Ag / 1.39% Pb / 5.28% Zn over 3.04 meters. This hole is a 35 meter offset from previously released 2023 drill hole DV23-353, that graded 138 g/t Ag / 3.50% Pb / 7.69% Zn over 3.45m. The North Star Deposit remains open for down-dip resource expansion drilling.

Figure 5.    North Star Area 2024 drilling plan

Red Point

Two drill holes were completed at the Red Point Gold Zone as follow up to 2023 drilling which intersected broad zones of quartz sericite pyrite (QSP) alteration, along with variable intensity of gold bearing quartz stockwork zones similar to the to the Homestake Ridge gold and silver deposits located 5.500 meters to the northwest along a trend of alteration and mineralized prospects.

Background gold values encountered in 2023 and 2024 drilling within the alteration zone are 0.15 to 0.25 g/t Au, with higher grade gold intervals in areas of intense stockwork, such as drill hole DV24-400 which intersected 21.10 g/t Au over 0.50m, within a broader zone averaging 0.79 g/t Au over 20.15 meters. Additionally, drill hole DV24-395 intersected 2.99 g/t Au over 3.11 meters within a broader interval that averaged 0.50 g/t Au over 59.09 meters. The style of mineralization and alteration at Red Point suggest a porphyry or intrusive-related mineralization system, which can host significant mineralization at Jurassic-age deposits throughout the Golden Triangle.

Insufficient drilling has been done to determine true width, estimates from intersect angles are that the true width is 80-90% of core length.

Figure 6.    Drill core of mineralization at Red Point from hole DV24-400. Sample interval 269.35 to 269.80m averaged 21.10 g/t Au in a wide zone of vein stockwork within strong quartz-sericite-pyrite alteration zone, hosted within Hazelton volcanic rocks.

Moose Vein

An additional five drill holes were completed at the Moose Vein, where previously released drill hole DV24-387 is located. Although narrow intervals of the Moose Vein were intersected in these drill holes, it appears that the silver mineralization is at a plunge angle than estimated and that the outcropping Moose vein may be the upper expression of a deeper mineralization system. Further modelling and a deeper test are planned for 2025.

Chance Vein

Two drill holes were completed at the Chance Vein where previously released drill hole DV24-388 is located. No significant mineralization was encountered.

Ace Galena

Two drill holes were completed at the Ace Galena showing, targeting anomalous lead and silver values in soil samples, located near an historic trench. A set of narrow, high grade lead and silver veins were intersected near surface and warrant follow up in 2025 (see Table 2).

Silver Horde

Two exploration holes were drilled at Silver Horde, located approximately 450 meters southwest of Moose Vein. These holes tested an area with potassic alteration in outcrops of Hazelton volcanic rocks at the edge of the post-mineralization sediment cover. Strong alteration was intersected with DV24-399 intersecting 108 g/t Ag and 3.88% Pb over 0.5m.

Table 2: Completed 2024 Drill Hole Assays from Dolly Varden Property Exploration

Target Area	Hole ID	From (m)	To (m)	Length (m)*	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)
Ace Galena	DV24-401	67.23	68.23	1.00	134	4.24	NSV
	including	67.23	67.73	0.50	213	6.71	NSV
Ace Galena	DV24-403	83.60	85.60	2.00	17	0.79	2.00
		90.88	96.34	5.46	71	1.43	0.73
	including	94.12	96.34	2.22	125	1.39	0.18
		106.34	108.26	1.92	289	4.33	0.18
Chance	DV24-390	NSV
Chance	DV24-393	101.90	105.70	3.80	125	NSV
		154.00	155.00	1.00	142	NSV
Moose	DV24-389	277.30	277.80	0.50	16	1.15	NSV
Moose	DV24-392	226.50	227.30	0.80	80	1.11	1.13
Moose	DV24-394	136.28	137.48	1.20	418	0.62	0.29
	including	136.28	136.80	0.52	704	1.16	0.44
Moose	DV24-397	66.87	67.37	0.50	286	0.20	0.24
		201.05	202.00	0.95	108	0.04	0.06
Moose	DV24-398	NSV
North Star	DV24-386	NSV
North Star	DV24-391	356.50	361.84	5.34	16	0.38	2.03
North Star	DV24-423	293.63	316.41	22.78	124	0.50	2.83	0.13
	including Zn	294.70	305.60	10.90	162	0.92	4.73
	including Ag	297.72	300.76	3.04	432	1.39	5.28
	including Au	306.28	316.41	10.13	94	0.12	1.14	0.22
North Star	DV24-424	296.50	320.20	23.70	29	0.10	0.82	0.09
	including Zn	296.50	303.09	6.59	28	0.08	2.48	0.12
	including Au	303.09	309.80	6.71	17	0.04	0.06	0.18
Red Point	DV24-395	6.35	48.00	41.65				0.18
		65.16	124.25	59.09				0.50
	including	111.69	114.80	3.11				2.99
		193.30	195.00	1.70				0.67
		259.75	262.00	2.25				0.40
		314.52	316.40	1.88				0.65

		404.10	405.00	0.90				1.25
Red Point	DV24-400	3.35	36.75	33.40				0.25
		97.85	133.00	35.15				0.23
	including	97.85	98.53	0.68				1.33
	including	114.23	114.75	0.52				1.10
		253.85	274.00	20.15				0.79
	including	269.35	269.85	0.50				21.10
		391.38	405.80	14.42				0.14
Silver Horde	DV24-399	152.50	153.00	0.50	108	3.88	0.35
Silver Horde	DV24-422				NSV

*All intervals shown are core length. Estimated true widths vary depending on intersection angles and range from 75% to 90% of core lengths, further modelling of the new interpretation is needed before true widths can be calculated.  NSV = No Significant Values

Table 3: Drill hole collars for Wolf Vein holes reported in this release

Hole ID	Easting UTM83 (m)	Northing UTM83 (m)	Elev. (m)	Azimuth	Dip	Length (m)
DV24-405*	466839	6173616	449	130.5	-63	702
DV24-406	467053	6173650	380	117	-54	402
DV24-407	467053	6173650	380	125	-74	739.7
DV24-411*	466929	6173582	401	125	-66	609
DV24-413*	466839	6173616	449	130.5	-63	801
DV24-415*	466929	6173582	401	125	-66	573
DV24-417*	466929	6173582	401	125	-66	666
DV24-418*	466929	6173582	401	125	-66	708
DV24-419	467464	6173723	524	150	-60	159
DV24-420	467464	6173723	524	120	-65	102
DV24-421	467265	6172994	372	299	-58	816
DV24-425	467108	6173625	390	112	-45	342
DV24-426	467108	6173625	390	112	-52	348

*Directional drilling holes with orientation of "mother" hole collar and total length from collar; daughter holes directed off mother holes at variable orientations downhole to reach target locations.

Table 4: Drill hole collars for Dolly Varden Property Exploration Drill holes reported in this release

Area	Hole ID	Easting UTM83 (m)	Northing UTM83 (m)	Elev. (m)	Azimuth	Dip	Length (m)
Ace Galena	DV24-401	466917	6176263	630	90	-45	150
Ace Galena	DV24-403	467021	6176650	736	135	-50	252
Chance	DV24-390	467674	6175858	881	170	-55	300
Chance	DV24-393	467520	6175605	799	355	-55	315
Moose	DV24-389	467141	6174889	750	160	-62	297
Moose	DV24-392	467141	6174889	750	190	-65	294
Moose	DV24-394	467050	6174879	681	160	-55	255
Moose	DV24-397	467050	6174879	681	190	-30	207
Moose	DV24-398	467050	6174879	681	215	-55	261

North Star	DV24-386	467538	6171307	554	165	-60	402
North Star	DV24-391	467538	6171307	554	160	-68	399
North Star	DV24-423	467573	6171328	537	110	-53	354
North Star	DV24-424	467573	6171328	537	158	-64	400.35
Red Point	DV24-395	467004	6172120	617	205	-50	450
Red Point	DV24-400	466858	6172228	676	220	-63	411
Silver Horde	DV24-399	466834	6174627	399	175	-65	201
Silver Horde	DV24-422	466724	6174704	380	182	-65	468

Quality Assurance and Quality Control

The Company adheres to CIM Best Practices Guidelines for exploration related activities conducted on its property. Quality Assurance and Quality Control (QA/QC) procedures are overseen by the Qualified Person.

Dolly Varden QA/QC protocols are maintained through the insertion of certified reference material (standards), blanks and field duplicates within the sample stream. Drill core is cut in-half with a diamond saw, with one-half placed in sealed bags and shipped to the laboratory and the other half retained on site. Third party laboratory checks on 5% of the samples are carried out as well. Chain of custody is maintained from the drill to the submittal into the laboratory preparation facility.

Analytical testing was performed by ALS Canada Ltd. in North Vancouver, British Columbia. The entire sample is crushed to 70% minus 2mm (10 mesh), of which a 500 gram split is pulverized to minus 200 mesh. Multi-element analyses were determined by Inductively Coupled Plasma Mass Spectrometry (ICP-MS) for 48 elements following a 4-acid digestion process. High grade silver testing was determined by Fire Assay with either an atomic absorption, or a gravimetric finish, depending on grade range. Au is also determined by fire assay on a 30g split with either atomic absorption, or gravimetric finish, depending on grade range. Metallic screen on a 1.0kg sample may be completed on high-grade gold samples.

Qualified Person

Rob van Egmond, P.Geo., Vice-President Exploration for Dolly Varden Silver, the "Qualified Person" as defined by NI43-101 has reviewed, validated and approved the scientific and technical information contained in this news release and supervises the ongoing exploration program at the Dolly Varden Project.

About Dolly Varden Silver Corporation

Dolly Varden Silver Corporation is a mineral exploration company focused on advancing its 100% held Kitsault Valley Project (which combines the Dolly Varden Project and the Homestake Ridge Project) located in the Golden Triangle of British Columbia, Canada, 25kms by road to tide water. The 163 sq. km. project hosts the high-grade silver and gold resources of Dolly Varden and Homestake Ridge along with the past producing Dolly Varden and Torbrit silver mines. It is considered to be prospective for hosting further precious metal deposits, being on the same structural and stratigraphic belts that host numerous other, on-trend, high-grade deposits, such as Eskay Creek and Brucejack. Five kilometers to the East of the Kitsault Valley Project is the Big Bulk property which is prospective for porphyry and skarn style copper and gold mineralization, similar to other such deposits in the region (Red Mountain, KSM, Red Chris).

Forward Looking Statements

This release may contain forward-looking statements or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including, without limitation, statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "potential", and similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Dolly Varden to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Forward looking statements or information in this release relates to, among other things, the 2022 drill program at the Kitsault Valley Project, the results of previous field work and programs and the continued operations of the current exploration program, interpretation of the nature of the mineralization at the project and that that the mineralization on the project is similar to Eskay and Brucejack, results of the mineral resource estimate on the project, the potential to grow the project, the potential to expand the mineralization and our beliefs about the unexplored portion of the property.

These forward-looking statements are based on management's current expectations and beliefs and assume, among other things, the ability of the Company to successfully pursue its current development plans, that future sources of funding will be available to the company, that relevant commodity prices will remain at levels that are economically viable for the Company and that the Company will receive relevant permits in a timely manner in order to enable its operations, but given the uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. The Company disclaims any obligation to update, or to publicly announce, any such statements, events or developments except as required by law.

For additional information on risks and uncertainties, see the Company's most recently filed annual management discussion & analysis ("MD&A") dated March 27, 2024, and management information circular dated May 28, 2024 (the "Circular"), both of which are available on SEDAR at www.sedar.com. The risk factors identified in the MD&A and the Circular are not intended to represent a complete list of factors that could affect the Company.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this news release.

For further information: Shawn Khunkhun, CEO & Director, 1-604-609-5137, www.dollyvardensilver.com;